Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd. (the “Company”)

Suite 1625 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

October 13, 2026

Item 3.	News Release

The news release was disseminated by Globe Newswire on October 13, 2026, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

The Company announced the appointment of Ralph Alexander as an independent member of the Company’s Board of Directors (the “Board”), effective immediately.

Item 5.	Full Description of Material Change

The Company announced the appointment of Ralph Alexander as an independent member of the Board, effective immediately.

Mr. Alexander served as Chief Executive Officer of Talen Energy Corporation, one of the largest power generation and infrastructure companies in North America, from 2016 to 2021, and subsequently served as its Chairman of the Board through 2023. He was a Managing Director and Partner at Riverstone Holdings LLC, an energy and power-focused private equity firm, from 2007 to 2016. Prior to that he served in various positions over nearly 25 years with BP plc (“BP”), one of the world’s largest oil and gas companies. From 2004 until 2006, Mr. Alexander was Chief Executive Officer of Innovene, BP’s $20 billion olefins and derivatives subsidiary, and from 2001 to 2004, he was Chief Executive Officer of BP’s Gas, Power and Renewables and Solar segment and a member of the BP group executive committee.

Mr. Alexander currently serves as an independent director of NET Power Inc. and as a director of SHINE Technologies. He is also the Co-Founder and Executive Chairman of GridFree.AI, a private modular off-grid data center platform integrating power, cooling and compute. Mr. Alexander previously served on the boards of several public companies, including Anglo American plc and Enviva Inc., among others.

Mr. Alexander holds an M.S. in Nuclear Engineering from Polytechnic University (now the NYU School of Engineering) and an M.S. in Management Science from Stanford University.

In connection with the appointment of Mr. Alexander, the Company granted to him 300,000 incentive stock options (the “Options”). The Options vested immediately and will be exercisable for a period of sixty (60) months at a price equivalent to the US dollar closing price on the NYSE American on the date of grant.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

David Park

Chief Executive Officer

(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

October 14, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “may”, “will” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to Mr. Alexander’s appointment to the Board, the Option grant, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.